EXHIBIT 15.1
Telvent to acquire 25% of S21sec
•     The acquisition of S21sec strengthens Telvent’s position in the technological security industry
                    •     The transaction will be completed over a three-year period
Madrid, November 26, 2007 — Telvent (Nasdaq: TLVT), the IT company for a sustainable and secure world, announced today that it reached an agreement with NGA (Navarre for Administration Management) to acquire 20 percent of its holdings in S21sec, a company specializing in computer security, over a maximum of three-year period. This acquisition, along with a five percent that was transferred from a related party in October, will give Telvent a 25 percent ownership interest in S21sec.
Telvent will execute the transaction to acquire NGA’s 20 percent in two different stages. The first phase for the initial 10 percent took place on Friday, November 23, 2007, and the remaining 10 percent will be acquired over a period not to exceed three years. This investment will be integrated into Telvent’s Global Services division, thus strengthening the Company’s position in the technological security segment, an area in which the Company has been focusing since inception.
In addition, the acquisition should strengthen Telvent’s leadership in the digital security world, a key area for information technology today and in the future. Furthermore, it deepens the Company’s commitment to technology in Navarre, an innovative region in Spain seeking to develop infrastructure projects in the fields of communications and information technology, as well as Telvent’s commitment to S21sec's business project. S21sec is in partnership with the multinational company VeriSign; this plus its business model based on the continuous Research and Development (R+D), has enabled S21sec to become a benchmark in technology and quality service in the areas of consulting, auditing and security control for businesses, organizations and institutions.
With a noteworthy portfolio of clients in the financial, public administration, healthcare and utilities sectors, as well as major national airlines and transportation and logistic companies for which it develops policies and systems to prevent and fight online fraud, S21sec’s 2006 gross sales were
€ 9.5 million. The Company currently employs over 175 professionals and has offices in Navarre, Madrid, the Basque Country, Catalunya and Andalusia. In addition, S21sec has committed itself to being a global company and has now offices in Mexico and the United States.
The acquisition represents the synchronization of S21sec and Telvent’s goals, which are focused on risk prevention and people and organizations’ management in the digital world, as well as promoting a stronger security culture among Spanish businesses and institutions. Telvent is focused on security and sustainability. This focus is put into practice through the solutions and services offered in each and every one of its business areas, and is also fully committed to R+D. S21sec has an R+D center in Navarre, Spain, a technological springboard, through which, and along with its partners like VeriSign (holder of a 5 percent share in S21sec) and Telvent, offers services in integrated management security and prevention, control and immediate action against any threat to computer systems, through telecommunications networks or Internet.
About Telvent
Telvent (Nasdaq: TLVT), the IT company for a sustainable and secure world, specializes in high value-added products, services and integrated solutions in the Energy, Transport, Environmental and Public Administration industry segments, as well as Global Services. Its innovative technology and proven experience help ensure secure and efficient management of the operating and business processes of the world’s leading companies. (www.telvent.com)
About NGA
Navarre for Business Administration is a publicly owned company of the Government of Navarre, in Spain, for regional development that identifies and analyzes global technologies in the NCIT area that can be taken advantage of for Navarre, either for local CIT sector specialization or to improve competitiveness in regional industrial sectors through application in business processes.
NGA holds shares in public and private companies specializing in CIT areas (security, remote help-desk services, RFID, telemetry, intelligent interactivity, geographical systems, etc.) and has a strong R+D component. Further information on www.navarra.es
About S21sec
S21sec, the Navarre-based company specialized in business information systems security, was founded in 2000 in San Sebastian, in Spain. It has offices in Madrid,

Barcelona and Andalusia, as well as commercial offices in Atlanta (United States) and Mexico City (Mexico). It currently employs 130 security experts and provides services to 90 percent of the financial institutions and 23 companies on the IBEX 35. S21sec has Spain’s first security management center as well as an R+D security center in Pamplona. Further information on www.s21sec.com
Statement of Intent
The statement of intent may be preceded by words such as “beliefs”, “expectations”, “possibilities”, “anticipations”, “plans”, “intentions”, “assumptions” or other similar expressions. The statement of intent is a reflection of current management forecasts, at the time of this press release, and implies certain risks and uncertainties. Telvent’s actual results may differ materially from those anticipated in the statement of intent as the result of various factors. Some of the factors that can lead to results that are different from the current or foreseen results are found in the “Business Risks” section of Telvent’s Annual Report for the fiscal year ended December 31, 2006. The report was filed, through Form 20-F on March 30, 2007 with the Securities and Exchange Commission, and updated, if applicable, in Telvent’s Quarterly Reports through Form 6-K for quarters ended March 31, 2007 and June 30, 2007, and filed with the Securities and Exchange Commission on May 24, 2007 and August 30, 2007, respectively.
Investor Relations Contact
Ana Plaza
Tel. +34 902 335599
Email. ana.plaza@telvent.abengoa.com
Lucia Domville
Tel. +1 646 284 9416
Email. ldomville@hfgcg.com